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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 4, 2004

Buhrmann NV
(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated May 4, 2004

Buhrmann NV
For more information,
please contact:
 Buhrmann Corporate Communications
Ewold de Bruijne
Telephone +31 (0)20 651 10 34
Mobile phone +31 (0)6 537 400 76
ewold.de.bruijne@buhrmann.com

Analysts/investors can contact:
 Buhrmann Investor Relations
Carl Hoyer
Telephone +31 (0)20 651 10 42
carl.hoyer@buhrmann.com

PRESS RELEASE

Date    4 May 2004
Number    005

BUHRMANN TO APPEAL AGAINST EUR 7.6 MILLION FINE ON FORMER SUBSIDIARY

        The German competition authorities (Bundeskartellamt or "BKA") have imposed a EUR 7.6 million fine on Buhrmann's former subsidiary Deutsche Papier Vertriebs GmbH for an alleged violation of anti-trust rules in Germany.

        Deutsche Papier (and Buhrmann) will appeal to the BKA measure. It does not agree with (the calculation underlying) the fine, as a third party investigation has indicated that the fine reflects an overestimation of any assumed possible surplus profit.

        The fine relates to an investigation over the period between 1995 and 2000 spanning across the whole of Germany, with the exception of the South. As the BKA has recently extended its investigation to the South of Germany, it is at this stage not possible to estimate the potential exposure to additional fines.

        Buhrmann has given an indemnity to PaperlinX Limited, the buyer of the Paper Merchanting Division, of which Deutsche Papier is a part, concerning this matter.

Note to editors

For more information, please contact: Buhrmann Corporate Communications Ewold de Bruijne telephone +31 (0)20 651 10 34 e-mail: ewold.de.bruijne@buhrmann.com	Analysts/investors can contact: Buhrmann Investor Relations Carl Hoyer telephone +31 (0)20 651 10 42 e-mail: carl.hoyer@buhrmann.com

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is one of the world's major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is one of the market leaders in the business market for office products and computer supplies in North America and Australia. In Europe Corporate Express ranks third. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products

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for the office and graphic markets in a highly efficient way. Sales via the internet account form a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continued operations generate annual sales of around EUR 6 billion with about 18,000 employees in 18 countries.

Safe Harbour Statement

        Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations and the other risks described from time to time in the Company's filings with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2003. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE Member Executive Board
	By:	/s/ H. VAN DER KOOIJ Company Secretary
Date: May 4, 2004

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SIGNATURE